                            SCO CAPITAL PARTNERS LLC

                                        June 5, 2007

Board of Directors
Bioenvision, Inc.
345 Park Avenue, 41st Floor
New York, New York 10154

Bioenvision Board Members:

     In our initial letter to you dated May 29, 2007, we expressed our disappointment and lack of support of the recent Genzyme offer. After further consideration, we remain extremely concerned about the valuation and timing of the transaction, and what appears to be a lack of a formal sale or auction process. Further, we are extremely concerned about the appearance of conflicts of interest among the board of directors and the holder of the Series A
Preferred Stock, namely Perseus-Soros Biopharmaceutical Fund L.P.
("Perseus-Soros"), and therefore whether the board has properly carried out its fiduciary duties to all shareholders.

VALUATION & TIMING ISSUES

     It would appear, based on a series of communications, market conditions and anticipated events, that the timing of this proposed sale and the proposed valuation could not be worse. Why did the board approve this proposal when:

     o    Clofarabine appears to be readied for market approval in Adult AML in
          Europe and the US within the next six-to-twelve months. This is supported by communications by Bioenvision and Genzyme that multiple pivotal trials in Adult AML have shown "dramatic" complete response rates, in an indication with few good clinical treatments. The Adult
          AML market is several times larger than the pediatric ALL market, where the EMEA and FDA have already approved clofarabine (and presumably safety in children is of utmost importance). Management has disclosed that the regulatory process in Europe is on-track, and in fact better than expected.

     o    Bioenvision stock is trading near a four-year low, exacerbated by an ill-timed and extremely dilutive public equity offering announced on
          April 2, 2007 which drove the Bioenvision stock to new lows. The expressed purpose for the financing was to get the company to profitability and well into 2009.

     o    The valuation of less than $300 million after backing out in excess of
          $50 million in cash, appears to be less than one-time revenues of clofarabine in leukemia alone. And, this is based on Genzyme projections, not the

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          substantially higher projections of independent research analysts on
          Wall Street. Additionally, it gives no value to clofarabine's potential in a variety of other indications, such as myelodysplastic syndromes, non-Hodgkins lymphoma and bone marrow transplants where up to an additional 25 clinical trials are either planned or ongoing. The market for these assets is not one-time revenues, but rather in the range of four-to-eight times revenues.

     o    The presentation of clinical data on clofarabine at this week's
          American Society of Clinical Oncology (ASCO) meeting will likely further illustrate to the market the value of clofarabine in leukemia and a wide variety of other clinical indications.

     o    The biotechnology indices of the AMEX and NASDAQ have recently broke out to the upside of two-year trading ranges, perhaps signaling the beginning of a biotechnology bull market. This would coincide, serendipitously, with approvals of clofarabine in adult AML both in
          Europe and the US.

LACK OF A FORMAL SALES OR AUCTION PROCESS

     There was not sufficient time between the April financing and the announcement of the Genzyme transaction to hire an investment bank, initiate a formal sale or auction process, identify and contact alternative bidders on a global scale, enter into confidentiality agreements, conduct a thorough due diligence process, and then conclude a process whereby Genzyme was the final bidder.

     o    We question whether, under Delaware Corporate Law, the board and management has properly fulfilled its fiduciary duties to all shareholders by not undertaking a formal sale or auction process.

     o    Additionally, including a termination fee in the merger agreement, particularly in the instance where a formal sales or auction process was not run, is likely to dissuade alternative bidders.

APPEARANCE OF CONFLICTS ON THE BOARD AND THE ROLE OF PERSEUS-SOROS

     It appears from the SEC-filed merger agreement that Perseus-Soros and its employees and board designees have already entered into an agreement to support the Genzyme tender offer. We question whether the directors affiliated with
Perseus-Soros were conflicted when they approved this transaction at the board level:

     o    Given the lack of a formal sale or auction process, and the fact that
          Perseus-Soros and its employees and designees have agreed to the proposed offer, it would appear that Perseus-Soros may have simply grown tired of its investment in Bioenvision and brokered a "quick sale" to Genzyme, a corporate entity with which Perseus-Soros has had previous business dealings

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          and for which individuals at Perseus-Soros have previously acted as investment bankers.

     o    Perseus-Soros' cost basis in Bioenvision is likely to be substantially lower than most common stock shareholders, and while a quick sale at
          $5.60 may be deemed as a satisfactory outcome for themselves, it would seem to represent a transaction where the best interests of all equity shareholders was not fully considered.

     We have been inundated with calls from institutional and individual shareholders that vehemently oppose the Genzyme offer on the grounds that it is inadequate, and express the same reservations concerning timing and the lack of a formal auction process. Clearly, with over 20 million shares trading above the
$5.60 offer price since its announcement, the market does not support this transaction. If Perseus-Soros wants an exit strategy, they should sell their shares to other investors rather than orchestrating a poorly-timed and inadequately priced tender offer.

                                        Sincerely,

                                        /s/ Steven H. Rouhandeh
                                        ----------------------------------------
                                        Steven H. Rouhandeh
                                        Chairman

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